Exhibit 16.1
September 10, 2021

Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 10, 2021, of Better Choice Company, Inc. and are in agreement with the statements contained in the second and third paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the second paragraph on page 2, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2019 financial statements.

/s/ Ernst & Young LLP